

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 29, 2007

Via U.S. mail

Lee Ann Anderson
Vice President and Senior Trust Officer
Compass Bank
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76117

> **Re: San Juan Basin Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-08032**

Dear Ms. Anderson:

We have reviewed the Form 10-K for the fiscal year ended December 31, 2006 for San Juan Basin Royalty Trust and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report for Fiscal Year-Ending December 31, 2006 on Form 10-K

Properties, page 6

Producing Acreage, Wells and Drilling, page 7

1.   Please amend your document to disclose developed and undeveloped acreage as well as the development wells and exploratory wells that have been drilled. You

may refer to SEC Industry Guide 2, paragraphs 4, 5 and 6 for guidance.

Oil and Gas Production, page 8

2.   Please amend your document to disclose historical production costs. Refer to
        SEC Industry Guide 2, paragraph 3.

Oil and Gas Reserves, page 9

3.   We note your description of proved reserves, proved developed reserves and
        proved undeveloped reserves. Please amend your document to cite Rule 4-10(a),
        paragraphs (2) through (2)iii, (3) and (4) as the applicable definitions of these
        quantities. This is available at our website, http://www.sec.gov/about/forms/regs-
        x.pdf.

Oil and Gas Reserves, page 10

4.   We note your statement, "December average prices of $7.09 per Mcf of
        conventional gas, $5.48 per Mcf of coal seam gas and $58.65 per Bbl of oil were
        used at December 31, 2006, in determining future net revenue." For the
        estimation of proved reserves and the associated standardized measure, FAS 69,
        paragraph 30(a) requires the use of year-end prices, i.e. market prices as of the
        last day of the year. Please amend your document to disclose the proved reserve
        volumes and discounted future net income figures that are estimated with oil and
        gas market prices in compliance with FAS 69.

Exhibit 13, Annual Report to Unit Holders for the year ended December 31, 2006

Trustee's Discussion and Analysis

Distributable Income, page 7

5.   It appears that the primary factor in your Distributable Income between 2005 and
        2006 was the amount of your available cash. Provide disclosure why those levels
        changed.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald Winfrey at (202) 551-3704 with any engineering questions. You may contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: R. Winfrey
J. Madison